UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

(AMENDMENT NO. 10)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

ETRADE Australia Limited

(Name of Subject Company)

Not Applicable

(Translation of subject company’s name into English (if applicable))

Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Australia and New Zealand Banking Group Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Subject Securities)

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
Level 6
100 Queen Street
Melbourne, Victoria  3000 Australia
Telephone: (011) (613) 9273-6141

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone:  (011) (613) 9635-1500

On March 14, 2007
(Date Tender Offer is to Commence)

Part I – Information Sent to Security Holders

1.                                       Home Jurisdiction Documents.

(a)                                  Not applicable.

(b)                                 Australia and New Zealand Banking Group Limited (“ANZ”) lodged a Bidder’s Statement for the ordinary shares of ETRADE Australia Limited with the Australian Securities and Investments Commission on March 2, 2007, which ANZ filed with the Securities and Exchange Commission on Form CB on March 7, 2007.

On March 14, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “ANZ Takeover Bid for E*TRADE Australia – Dispatch of Bidder’s Statement” (which included the typeset version of the Bidder’s Statement and included certain dates relating to the offer), which ANZ filed with the Securities and Exchange Commission on Form CB (AMENDMENT NO. 1) on March 16, 2007.

On April 10, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “ANZ offer for E*TRADE Australia extended” (which included a letter that was being sent  to E*TRADE Australia shareholders together with the Notice of Variation extending the offer period and providing the new date for giving notice on the status of conditions of the offer), which ANZ filed with the Securities and Exchange Commission on Form CB (AMENDMENT NO. 3) on April 11, 2007.

On April 27, 2007, ANZ lodged a Supplementary Bidder’s Statement for the ordinary shares of ETRADE Australia Limited with the Australian Securities and Investments Commission, which ANZ filed with the Securities and Exchange Commission on Form CB (AMENDMENT NO. 7) on April 30, 2007.

On May 15, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “Offer extended to finalise takeover” (which included a letter that was being sent to E*TRADE Australia shareholders together with the Notice of Variation extending the offer period), which ANZ filed with the Securities and Exchange Commission on Form CB (AMENDMENT NO. 8) on May 16, 2007.

2.                        Informational Legends.

Not applicable.

Part II – Information Not Required to be Sent to Security Holders

A list of ANZ announcements relating to the offer that were lodged with the Australian Stock Exchange up to the date immediately prior to the date the Bidder’s Statement was lodged with the Australian Securities and Investments Commission (March 2, 2007) was set out on the original Form CB that ANZ filed with the Securities and Exchange Commission on March 7, 2007.

A list of further ANZ announcements relating to the offer that were lodged with the Australian Stock Exchange on March 9, 2007 and March 14, 2007 was set out on the Form CB (AMENDMENT NO. 1) that ANZ filed with the Securities and Exchange Commission on March 16, 2007.

An announcement titled “ANZ maintains $4.05 bid for E*TRADE Australia” that was lodged with the Australian Stock Exchange on March 23, 2007 was set out on the Form CB (AMENDMENT NO. 2) that ANZ filed with the Securities and Exchange Commission on March 26, 2007.

An announcement titled “ANZ offer for E*TRADE Australia extended” that was lodged with the Australian Stock Exchange on April 10, 2007 was set out on the Form CB (AMENDMENT NO. 3) that ANZ filed with the Securities and Exchange Commission on April 11, 2007.

Three announcements titled “ANZ increases E*TRADE Australia offer to $4.30 with scrip alternative; declares offer final and unconditional”, “Takeover Bid for ETRADE Australia Limited – ASX Market Rule 20.3.1 – On-market purchases during Offer Period”, and “ANZ’s stake in E*TRADE Australia rises to 42.6%” respectively that were lodged with the Australian Stock Exchange on April 23, 2007, were set out on the Form CB (AMENDMENT NO. 4) that ANZ filed with the Securities and Exchange Commission on April 24, 2007.

 An announcement titled “ANZ acquires controlling stake in E*TRADE Australia” that was lodged with the Australian Stock Exchange on April 24, 2007 was set out on the Form CB (AMENDMENT NO. 5) that ANZ filed with the Securities and Exchange Commission on April 26, 2007.

A “Notice Under Section 630(3) of the Corporations Act 2001 (Cth)” that was lodged with the Australian Stock Exchange on April 26, 2007 was set out on the Form CB (AMENDMENT NO. 6) that ANZ filed with the Securities and Exchange Commission on April 27, 2007.

An announcement titled “ANZ lodges Supplementary Bidder’s Statement for E*TRADE Australia takeover” that was lodged with the Australian Stock Exchange on April 27, 2007 was set out on the Form CB (AMENDMENT NO. 7) that ANZ filed with the Securities and Exchange Commission on April 30, 2007.

Two announcements titled “ANZ stake in E*TRADE Australia exceeds 80%” and “Offer extended to finalise takeover” respectively that were lodged with the Australian Stock Exchange on May 15, 2007 were set out on the Form CB (AMENDMENT NO. 8) that ANZ filed with the Securities and Exchange Commission on May 16, 2007.

An announcement titled “ANZ stake in E*TRADE Australia exceeds 90%; will move to compulsorily acquire remaining shares” that was lodged with the Australian Stock Exchange on May 16, 2007 was set out on the Form CB (AMENDMENT NO. 9) that ANZ filed with the Securities and Exchange Commission on May 17, 2007.

On May 18, 2007, ANZ lodged with the Australian Stock Exchange an announcement titled “ANZ Adjusted VWAP for E*TRADE takeover calculated as $29.96” (Exhibit 1).

Part III – Consent to Service of Process

Concurrently with the filing of the original Form CB on March 7, 2007, ANZ filed an irrevocable consent and power of attorney on Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUSTRALIA AND NEW ZEALAND

BANKING GROUP LIMITED

By:	/s/ JOHN PRIESTLEY
	Name:	John Priestley
	Title:	Company Secretary

Date: May 18, 2007

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 18 May 2007

ANZ Adjusted VWAP for E*TRADE takeover calculated as $29.96

ANZ today announced that the “Adjusted ANZ VWAP”, for the purpose of ANZ’s Offer for E*TRADE Australia, is $29.96.

Based on this Adjusted ANZ VWAP and subject to rounding, E*TRADE Australia shareholders who elected to receive ANZ scrip consideration under the Offer will receive 0.1435 ANZ shares for every E*TRADE Australia share that they sold under the Offer.

The Adjusted ANZ VWAP has been calculated in accordance with the Supplementary Bidder’s Statement dated 27 April 2007.

ANZ’s Offer to E*TRADE Australia shareholders will close at 7.00pm Melbourne time on 25 May 2007.

E*TRADE Australia shareholders who accept ANZ’s Offer before it closes will be paid their consideration within 5 business days of their acceptance being processed. E*TRADE Australia shareholders who do not accept the Offer and whose shares are compulsorily acquired will not receive payment for at least four weeks after the compulsory acquisition notice lodged with ASIC.

An Offer Information Line is available for E*TRADE Australia shareholders. The numbers are 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday).

For media enquiries contact:

Paul Edwards

Head of Corporate Communications

Tel: 03-92736955 or 0409-655 550

Email: paul.edwards@anz.com